November 6, 2009

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cabot Oil & Gas Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Response Letter Dated September 16, 2009
File No. 001-10447

Dear Mr. Schwall:

We are responding to comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated October 2, 2009 regarding our 2008 Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

Engineering Comments:

1.	We have reviewed your response to prior comment one of our letter dated August 6, 2009. However, we are unable to locate the following in your response:

•	the year at which the remaining proved undeveloped reserves in each of the eight fields were first booked as proved undeveloped reserves;
•	the reasons why you believe the remaining 31 % of the reserves that will not be developed by 2011 represent proved reserves.

Please provide us with information.

Response: Pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, we are supplementally furnishing as Exhibits A through C to the hard copy of this letter tables providing additional information with respect to our top eight fields regarding (a) the year in which our PUDs as of December 31, 2008 were first booked; (b) detailed PUD reserves by location over five years old and (c) number of wells drilled over the past five years. We hereby request that each exhibit be returned to us upon completion of your review and that, pending its return, it be withheld from release as it contains competitively sensitive, proprietary business information of Cabot.

Exhibit A lists our PUD reserves as of December 31, 2008 and groups the reserves by the year they were first added with respect to the specific fields.

Exhibit B provides additional detail for each PUD that is over five years old, including the reason why each such PUD location has not been developed. As shown in the table, 3.2% of our total PUD reserves as of December 31, 2008 in the subject fields were over five years old due to delay in development because of coal mining operations. These locations are in West Virginia, where the coal mining companies have prior rights to the land and we, along with other oil and gas companies, may be restricted by those mining companies in our drilling operations due to ongoing coal mining activities. In these cases, our Regional Coal Coordinator coordinates with the mining companies to monitor future access. Additional PUDs representing 1.9% of our total PUD reserves as of December 31, 2008 in the subject fields had been deferred for more than five years to drill other opportunities that we believed were more desirable at the time.

Exhibit C schedules the number of wells drilled in the subject fields over the past five years. We believe that Cabot’s historical level of drilling activity in these fields, along with the high degree of drill success (99.6%), illustrates our commitment to develop the PUD reserves in these fields beyond 2011. In addition, we believe that the remaining 31% of the PUD reserves as of December 31, 2008 that are not scheduled to be developed by 2011 represent proved reserves because, as of December 31, 2008, we had adopted a development plan that such reserves would be drilled in the last two years of the five-year plan (i.e., in 2012 and 2013).

Pursuant to the new oil and gas disclosure requirements contained in Regulation S-K and S-X effective January 1, 2010, we will evaluate our future development plans with respect to our 2009 year-end PUD inventory and remove PUD locations from inventory that have been deferred for more than five years by other drilling opportunities.

2.	We have reviewed your response to prior comment two of our letter. Please confirm, as requested, that if a change of price of oil or natural gas results in a disproportionate change in your reserves, you will disclose that information to investors.

Response: We confirm that, if in the future we believe a change in the price of oil or natural gas will result in a significantly disproportionate change in our reserves as compared to such producers, we will make appropriate disclosure in our periodic reports.

* * * * *

By copy of this memorandum, we are requesting that the Freedom of Information Act officer accord confidential treatment under the Commission’s rules to the exhibits furnished supplementally with the hard copy of this letter.

If you have any questions or require additional information, you may contact Henry C. Smyth at (281) 589-4848 or the undersigned at (281) 589-4993.

Sincerely,

/S/ SCOTT C. SCHROEDER
Scott C. Schroeder
Principal Financial Officer
Vice President and Chief Financial Officer

Cc:	Office of Freedom of Information and Privacy Operations
Mr. James Murphy, United States Securities and Exchange Commission
Mr. Henry C. Smyth, Cabot Oil & Gas Corporation
Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts L.L.P.
Mr. Chuck Chang, PricewaterhouseCoopers LLP